October 9, 2019

Mr. Brian McAllister
Ms. Linda Cvrkel
Division of Corporation Finance
Office of Beverages, Apparel, and Mining
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    First Majestic Silver Corp.
Form 40-F for the Fiscal Year Ended December 31, 2018
File No. 001-34984

Dear Mr. McAllister and Ms. Cvrkel:

Further to your letter dated September 26, 2019, we request an extension for an additional 10 business days for filing our response by October 24, 2019. We are currently preparing and reviewing our response and we are requesting the additional time in order to properly explain our complex accounting treatment of this transaction.

If you have any questions regarding the above, please contact me at (604) 688-3033.

Very truly yours,

/s/ Raymond L. Polman, CPA, CA

Raymond L. Polman, Chief Financial Officer

cc:
Keith Neumeyer, President and Chief Executive Officer
Sophie Hsia, General Counsel
Heidi Scorgie, Deloitte LLP
Terry Neill, Deloitte LLP

Suite 1800, 925 West Georgia Street, Vancouver, B.C. Canada V6C 3L2
Phone: 604.688.3033 | Fax: 604.639-8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
www.firstmajestic.com